Filed Pursuant to Rule 433
Registration Statement No. 333-133889
January 29, 2009
Whiting Petroleum Corporation (“we”, “us” or “our”) refines its effective tax rate estimates on a quarterly basis. During the fourth quarter of 2008 and as a result of this process, we increased our estimated effective tax rate by approximately 1.5% from 36.8% to 38.3%. Had this effective tax rate been in effect during the nine month period ended September 30, 2008, our tax expense would have increased from approximately $148.4 million to approximately $154.5 million and our net income would have been reduced by a like amount. We expect this change will represent the majority of the tax expense we will recognize in the fourth quarter of 2008, which will reduce our net income. Because the majority of our tax expense is deferred, we expect the impact of this increase in tax expense to have an immaterial impact on our reported cash flows for the fourth quarter of 2008 and for the full year 2008.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MERRILL LYNCH & CO. TOLL FREE 1-866-500-5408 .
This announcement and any offer if made subsequently is directed only at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). Any person in the EEA who acquires the securities in any offer (an “investor”) or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the offer have not been acquired on behalf of persons in the EEA other than Qualified Investors or persons in the UK and other member states (where equivalent legislation exists) for whom the investor has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by the company, Merrill Lynch International (“MLI”) or any other manager of a prospectus pursuant to Article 3 of the Prospectus Directive. The company, MLI and their affiliates, and others will rely upon the truth and accuracy of the foregoing representations and agreements.
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